UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2017

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82‑ __________

Enclosure:  Three press releases dated April 27, 2017: (i) announcing the main resolutions to be proposed at STMicroelectronics’ 2017 Annual General Meeting of Shareholders; (ii) announcing a Statement from the Supervisory Board of STMicroelectronics; and (iii) announcing new appointments.

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PR N°C2814C

STMicroelectronics Reports on Main Resolutions to be Proposed
at the 2017 Annual General Meeting of Shareholders

Geneva, April 27, 2017 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on June 20, 2017.

The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS). The 2016 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on April 27, 2017 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment as per the table below;

•
The appointment of Mr. Frederic Sanchez as new member of the Supervisory Board, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, in replacement of Mr. Didier Lombard whose mandate will expire at the end of the 2017 Annual General Meeting of Shareholders;

•
The reappointment, for a three-year term expiring at the 2020 Annual General Meeting of Shareholders, of the following members of the Supervisory Board: Ms. Heleen Kersten and Messrs. Jean-Georges Malcor, Alessandro Rivera and Maurizio Tamagnini;

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board for a one-year term; and

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

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The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be May 23, 2017. The complete agenda and all relevant detailed information concerning the 2017 Annual General Meeting of Shareholders, as well as all related AGM materials are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of April 27, 2017.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Global Record Date	Ex-dividend Date in Europe	Payment Date in Europe	Ex-dividend Date in NYSE	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2017	27.Jun.17	26.Jun.17	28.Jun.17	23.Jun.17	05.Jul.17	26.Jun.17	28.Jun.17

On March 22, 2017, the U.S. Securities and Exchange Commission (SEC) adopted an amendment to shorten from three to two business days the standard settlement cycle for most broker-dealer securities transactions, starting from September 5, 2017.

In consideration of the change which re-aligns the US settlement cycle to the European, the Company’s schedule switches to a unique Ex-dividend date in the two markets.

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q3 2017	18.Sep.17	19.Sep.17	20.Sep.17	26.Sep.17	18.Sep.17	20.Sep.17
Q4 2017	18.Dec.17	19.Dec.17	20.Dec.17	27.Dec.17	18.Dec.17	20.Dec.17
Q1 2018	19.Mar.18	20.Mar.18	21.Mar.18	27.Mar.18	19.Mar.18	21.Mar.18

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About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

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PR N°C2816C

Statement from the Supervisory Board of STMicroelectronics

Amsterdam, April 27, 2017 – Maurizio Tamagnini, Chairman of the Supervisory Board of STMicroelectronics N.V. (NYSE: STM), and Didier Lombard, Vice-Chairman, have asked Carlo Bozotti, ST’s President and CEO, to be available for a reappointment in his current role. Carlo Bozotti has accepted the proposal.

Therefore, the Supervisory Board has decided to propose for shareholder approval at the Company's next Annual General Meeting of Shareholders, the reappointment for one year of Carlo Bozotti as the sole member of the Managing Board and the Company's President and Chief Executive Officer. This will be the last mandate for Mr. Bozotti, turning 65 this year, who will then formally retire from his current position.

The decision recognizes the importance of giving continuity to the execution of ST’s strategy that is delivering positive results under Mr. Bozotti’s leadership.

Moreover, the Supervisory Board acknowledged the decision of Carlo Bozotti to establish, effective July 1, 2017, the following organization:

-	Jean-Marc Chery, Deputy CEO

-	Orio Bellezza, President, Global Technology and Manufacturing
-	Marco Cassis, President, Global Sales and Marketing
-	Claude Dardanne, President, Microcontrollers and Digital ICs Group
-	Carlo Ferro, Chief Financial Officer and President, Finance, Legal, Infrastructure and Services
-	Marco Monti, President, Automotive and Discrete Group
-	Georges Penalver, Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality
-	Benedetto Vigna, President, Analog, MEMS and Sensors Group

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

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PR N°C2815C

STMicroelectronics Appoints Jean-Marc Chery
as Deputy CEO and Names new Executive Team

Geneva, April 27, 2017 – STMicroelectronics (NYSE: STM) announced today the appointment of Jean-Marc Chery as Deputy CEO, effective July 1, 2017. Chery currently serves as Chief Operating Officer and, in his new role, he will continue to report to Carlo Bozotti, ST’s President and CEO.

In this new role, Chery will hold overall responsibility for Technology and Manufacturing as well as for Sales and Marketing.

A new organization will be also put in place. Its goal is to continue to build on the success of ST’s strategy, focused on Smart Driving and Internet of Things, with a strong market-driven and innovation approach.

ST’s Executive Team members will be:

•	Orio Bellezza, President, Global Technology and Manufacturing
•	Marco Cassis, President, Global Sales and Marketing
•	Claude Dardanne, President, Microcontrollers and Digital ICs Group
•	Carlo Ferro, Chief Financial Officer and President, Finance, Legal, Infrastructure and Services
•	Marco Monti, President, Automotive and Discrete Group
•	Georges Penalver, Chief Strategy Officer and President, Strategy, Communication, Human Resources and Quality
•	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

These appointments and new organization are effective July 1st, 2017, upon shareholder approval of the reappointment of Carlo Bozotti as the sole member of the Managing Board and President and CEO of ST, at the Company’s next Annual General Meeting.

Note for editors
Chery began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Chery took charge of ST’s Front-End Manufacturing in Asia Pacific. In 2008, he was promoted Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, he was promoted Chief Operating Officer.
Chery chairs the Board of STS, ST’s manufacturing joint venture in China, and holds board membership at the European microelectronics R&D program AENEAS.
Jean-Marc Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 27, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services